Exhibit 99.1

Investor Update

by PRIMA BIOMED

National Ovarian Cancer Day May 8th

SPECIAL EDITION

MAY 2013

Prima BioMed News Update

In addition to our regular quarterly Shareholder Newsletter, we are happy to bring you more frequent news updates in this brief format. Prima is dedicated to consistent and clear communications with our investors. In addition to this news update, we have implemented quarterly conference calls to review our R&D and financial progress on a regular basis. We are also on social media – please follow us on Twitter, Facebook, and on LinkedIn.

Q&A with CAN-003 investigator

We are pleased to introduce a dedicated investigator who is among the top enrolling centers for CAN-003.

Dr Jeffrey Goh from Australia has conducted the CAN-003 trial across the United States and Australia and is now participating in the CAN-004 trial. Dr Goh between both trials has now cared for more than 15 CVac patients. We recently had an opportunity to discuss some of his experiences with CVac and the ongoing study.

Jeffrey Goh, MBBS, FRACP

Dr Jeffrey Goh is a Staff Medical Oncologist at the Royal Brisbane & Women’s Hospital and Prince Charles Hospital. He maintains a private practice at Greenslopes Private Hospital in Brisbane, Australia. Dr Goh is an active (board) member of the Australian & New Zealand Gynecological Oncology Group (ANZGOG) and is also a member of the American Society of Clinical Oncologists (ASCO).

What attracted you to become a part of the CVac clinical trial?

First, I believe it is important for tertiary cancer centres to be involved in research, to keep us abreast of developments in our rapidly progressing field. It is also important that our patients have access to these investigational new drugs while they are still in clinical testing. But of course, we are unable to take part on every clinical trial. I was eager to get involved with the CVac program because I think immunotherapy will be a key part of cancer treatment in the future, in particular for ovarian cancer. While we are not sure exactly which immunotherapy approaches will work best, CVac is relatively further along in development than a lot of other programs and has shown an excellent safety and tolerability profile.

CVac is different than most conventional cancer treatments? How do you discuss this with your patients?

Yes, CVac is different than more conventional chemotherapy or antibody drugs. It is a different process and requires patients to have their blood cells taken to make the product. The way immune therapy works in the body is also different. It also has far fewer side effects to manage than chemotherapy.

We believe that products like CVac work by modulating or retraining the immune system and that they will benefit patients over time. It is not quite as immediately satisfying as seeing a tumour shrink rapidly on a CT scan after chemotherapy infusions, but we believe that immune therapies will have minimal impact on patients’ quality of life and confer extended survival times. So, I spend significant time with each patient to explain the process and the potential risks of treatment, alternatives to consider, and the potential benefits to participating on the trial. I also have to manage patients’ expectations a bit differently because we do not have good tests to know if CVac is working well, other than to wait for an extended period of time.

What type of side effects do you observe during the study?

The side effects seem to be very modest and do not last long. I have seen some minor redness at the sites of injections. Some patients have reported coughs and mild flu-like symptoms. I did not feel it was necessary to stop treatment of any patient in the trial because of these side effects.

Both CAN-003 and CAN-004 are looking at ovarian cancer patients in remission. Patients are injected with CVac and safety and efficacy are evaluated (Efficacy as assessed by progression free survival and overall survival). CAN-003 enrolled 63 patients and will be completing PFS data collection in Q4 2013 while CAN-004 is actively recruiting for patients.

PRIMA BIOMED

Summary of Share Purchase Plan and Planned Options Entitlement Offer

As most shareholders know, Prima has a Share Purchase Plan (‘SPP’) currently open to eligible shareholders, being shareholders with a registered address in either Australia or New Zealand as at the SPP record date of 5.00pm (Sydney time) on Thursday, 28 March 2013, provided that such shareholder is not in the United States and is not, or is not acting for the account or benefit of, a U.S. person. The details of the SPP have been announced to ASX and mailed to eligible shareholders. We also plan to make an Options Entitlement Offer, the details of which will be made available in a prospectus.

A few key facts and figures about the offer

Important Dates

SPP closing date: 10 May 2013 at 5.00pm Sydney time.

SPP applications must be received before this time!

SPP record date: 28 March 2013

Date of issue for new shares under the SPP: 17 May 2013

Expected record date for the Options Entitlement Offer: 21 May 2013

For enquiries contact:

Boardroom from within Australia 1 300 737 760

Boardroom from outside Australia +61 2 9290 9600

Shareholders may expect a phone call from one of Prima’s representatives regarding the SPP with more details regarding the SPP and how to apply for Prima shares under it. However, we recommend that shareholders read the SPP-related documents given to ASX and mailed to eligible shareholders by Prima and discuss the SPP with a financial, tax or legal advisor before making any investment decisions.

Offer pricing and details

SPP price To be a 5% discount to the 10-day volume weighted

average trading price on the ASX prior to the 17 May 2013

issue date for the new shares.

SPP amount Each shareholder may invest up to A$ 15,000

Frequently asked questions

Can I participate in both the SPP and Options Entitlement Offer?

You can participate in both the SPP and Option Entitlement Offer provided you have a registered address in Australia or New Zealand and are a shareholder on record as at 5.00pm (Sydney time) on the record date for the SPP i.e. 28 March 2013 and the record date for the Options Entitlement Offer, which is expected to be 21 May 2013. Also, New Shares issued under the SPP will entitle their holders as of the record date for the Options Entitlement Offer to participate in the Option Entitlement Offer. If you decide to participate in the SPP, you will be able to participate in the Option Entitlement Offer to the extent of your shareholding prior to the SPP plus any New Shares due to an increased shareholding from your SPP subscription (provided that you remain on the register in respect of all of those shares on the record date for the Options Entitlement Offer).

PRIMA BIOMED

Why does Prima need to raise capital?

We believe that the recent grant from the Saxony Development Bank in Germany is a valuable opportunity for the company to broaden the potential clinical applications for CVac and enhance the potential commercial value of the product. The two capital raisings – the SPP and the Options Entitlement Offer – will assist the Company in building on its operational success to date and to help assist with the maintenance of a strong balance sheet. More specifically, the funds raised are intended to be used for the following:

• co-fund up to three phase 2 trials of CVac in additional cancer indications and continue the ongoing clinical program;

• continue CVac manufacturing optimization programs to move toward our goal of a commercially successful and global product manufacturing platform; and

• provide general working capital for the Company and add security to our balance sheet.

How much capital does Prima plan to raise under the SPP?

Prima is seeking to raise up to A$ 15 million from the SPP.

Why is Prima making an SPP and an Options Entitlement Offer and not an institutional placement?

These two offerings are designed to raise the capital for the company while minimizing the potential dilution to our existing shareholders. The Option Entitlement Offer in particular is intended to allow shareholders to potentially share in future higher share prices with a relatively small investment at the current time.

Prima has also called an

Extraordinary General Meeting.

What is this about?

Prima’s directors will all subscribe for their maximum eligible entitlement under the SPP. In the event of an SPP shortfall, the directors have also indicated their interest in subscribing for additional New Shares on the same terms as offered to all other Eligible Shareholders in the SPP, in an amount up to A$2 million, subject to shareholder approval. As such, the Company has called an extraordinary general meeting to be held on 16 May 2013 to ask for this shareholder approval.

What if there is a shortfall in the SPP? Will Prima be able to raise sufficient capital otherwise?

In addition to the directors potentially taking up a shortfall, and though we feel confident that the SPP will be able to meet our capital raising goals, we have discussed the offer with additional individual and institutional investors and we believe that we will be able to fill any SPP shortfall if necessary.

Why raise capital at this time, given that the share price is lower than the last time Prima raised money?

We do believe the current trading price for Prima undervalues the company and this is the main reason the directors decided to raise capital via an SPP and options entitlement offer at this time. We believe this type of offer allows our shareholders some protection from dilution while the trading price is low with the potential for greater gains if the options are in the money in the future. Despite the lower price, and although we have a reasonable cash balance at this time, we do believe it is prudent to raise capital.

We are very excited by the potential to develop CVac in multiple potential cancer targets and we believe we should take advantage of the nearly $5 million in non-dilutive financing available to the program by the Saxony Development Bank. We also believe it is important for development stage companies such as Prima to maintain reasonable cash reserves as we are never sure how the markets will be in the future.

PRIMA BIOMED


CVac
CVac
CVac

Prima BioMed – Fast Facts

Listings	Australian Securities Exchange (ASX), NASDAQ, Deutsche Börse
Stock Codes	ASX: PRR, NASDAQ: PBMD, Deutsche Börse: ISIN: US74154B2304
Issued Capital – Ordinary shares	1.066B
Market Capitalisation	A$90.6M (as of 30th of April 2013)
Cash Position	A$25M (approximate as of 31st March 2013)

Board

Ms Lucy Turnbull, AO	Non-executive Chairman
Mr Albert Wong	Non-executive Deputy Chairman
Mr Matthew Lehman	Managing Director and Chief Executive Officer
Mr Martin Rogers	Non-executive Director
Dr Richard Hammel	Non-executive Director

Senior Management

Dr Sharron Gargosky	Chief Technical Officer
Mr Marc Voigt	Chief Financial Officer
Dr Neil Frazer	Chief Medical Officer
Ms Deanne Miller	General Counsel and Company Secretary
Ms Marta Schilling	VP of Manufacturing

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www.primabiomed.com.au